                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 6-K




          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF MARCH, 2001

         ROYAL CARIBBEAN CRUISES LTD.
----------------------------------------------------------------

         1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
----------------------------------------------------------------
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



    [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

         FORM 20-F    x            FORM 40-F
                    -----                    -----

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

         YES                       NO           x
                    -----                     -----

[IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b): 82 _____].

The following documents are being furnished by Royal Caribbean Cruises Ltd. pursuant to this Report on Form 6-K:


Document No. 1                   Notice dated March 30, 2001 of Annual Meeting
                                 of Shareholders of Royal Caribbean Cruises Ltd.
                                 and accompanying Proxy Statement.



Document No. 2                   Proxy






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ROYAL CARIBBEAN CRUISES LTD.
                                                  ------------------------------
                                                           (Registrant)


Date  March 30, 2001                              By: /s/ BONNIE S. BIUMI
                                                     ---------------------
                                                  Bonnie S. Biumi
                                                  Vice President and Treasurer

                                                                 DOCUMENT NO. 1

                                        ROYAL CARIBBEAN CRUISES LTD.
ROYAL CARIBBEAN [LOGO]                       1050 CARIBBEAN WAY                  CELEBRITY CRUISE [LOGO]
                                            MIAMI, FLORIDA 33132

                             ---------------------
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 14, 2001
                             ---------------------

To the Shareholders of
ROYAL CARIBBEAN CRUISES LTD.

     Notice is hereby given that the Annual Meeting of Shareholders of Royal Caribbean Cruises Ltd. (the "Company") will be held at 9:00 A.M. on Monday, May 14, 2001 at the Hyatt Regency, 400 SE 2nd Avenue, Miami, Florida.

     The Annual Meeting will be held for the following purposes:

        1. To elect four Directors to the Company's Board of Directors, each for a term of three years and until their successors have been duly elected and qualified;

          2. To approve an amendment to the Company's 1995 Incentive Stock Option Plan increasing the number of shares reserved for issuance under the Plan from 3,700,000 to 6,700,000;

          3. To approve an amendment to the Company's 2000 Stock Option Plan increasing the number of shares reserved for issuance under the Plan from 8,000,000 to 13,000,000; and

          4. To transact such other business as may properly come before the meeting and any adjournment thereof.

     The Board of Directors has fixed the close of business on March 23, 2001 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment thereof.

     ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, IT IS REQUESTED THAT YOU PROMPTLY FILL IN, SIGN AND RETURN THE ENCLOSED PROXY CARD.

                                          By Order of the Board of Directors

                                          Michael J. Smith,
                                          Secretary
March 30, 2001

                          ROYAL CARIBBEAN CRUISES LTD.
                               1050 CARIBBEAN WAY
                              MIAMI, FLORIDA 33132
                             ---------------------

                                PROXY STATEMENT
                       FOR ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 14, 2001
                             ---------------------

     This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Royal Caribbean Cruises Ltd. (the "Company") from holders of the Company's common stock, par value $.01 per share, for use at the Annual Meeting of Shareholders to be held on May 14, 2001, and any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting and described in more detail herein.

     All properly executed proxies will be voted in accordance with the instructions contained thereon, and if no choice is specified, the proxies will be voted for the election of the nominated slate of directors named elsewhere in this Proxy Statement and in favor of proposals 2 and 3. Abstentions are counted as present in determining the existence of a quorum but will not have the effect of votes in opposition to a director or a "no" vote on proposals 2 or 3.

     Any proxy may be revoked by a shareholder at any time before it is exercised by giving written notice to that effect to the Secretary of the Company or by signing and submitting a later-dated proxy. Shareholders who attend the Annual Meeting may revoke any proxy previously granted and vote in person.

     The Board of Directors has fixed March 23, 2001 as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting.

                               VOTING SECURITIES

     As of March 23, 2001, the Company had outstanding 192,182,800 shares of common stock. Holders of record of the common stock at the close of business on March 23, 2001 are entitled to vote at the Annual Meeting. Each outstanding share is entitled to one vote.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the common stock as of March 1, 2001 (i) by each person who is known by the Company to own beneficially more than 5 % of the outstanding common stock and (ii) by all of the Company's directors and officers as a group.

                                                              NUMBER OF    PERCENTAGE
NAME                                                          SHARES(1)    OWNERSHIP
----                                                          ----------   ----------
A. Wilhelmsen AS(2).........................................  46,329,330      24.1%
Cruise Associates(3)........................................  48,281,900      25.1%
All Directors and Officers(4)...............................   3,774,782       1.9%

------------------------

(1) For purposes of this table, any security which a person or group has a right to acquire within 60 days of March 1, 2001 is deemed to be owned by such person or group. Such security is deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.
(2) A. Wilhelmsen AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.
(3) Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family.
(4) Includes (i) 2,106,324 shares of common stock issuable upon exercise of options granted to directors and officers of the Company, (ii) 1,071,412 shares of common stock held by Monument Capital Corporation ("Monument"), a Liberian corporation as nominee for various trusts primarily for the benefit of certain members of the Fain family, (iii) 455,352 shares of common stock issued to a trust for the benefit of Mr. Fain and (iv) 247 shares of common stock held by Mr. Fain's minor daughter. Mr. Fain disclaims beneficial ownership of some or all of the shares of common stock referred to in (ii),
    (iii) and (iv) above. Does not include shares held by A. Wilhelmsen AS or Cruise Associates.

                             SHAREHOLDERS AGREEMENT

     A. Wilhelmsen AS ("Wilhelmsen") and Cruise Associates are parties to a Shareholders Agreement dated as of February 1, 1993 as amended (the "Shareholder Agreement") and, pursuant thereto, have agreed upon certain matters relative to the organization and operation of the Company and certain matters concerning their respective ownership of the Company's voting stock. Pursuant to the Shareholders Agreement, Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of the following individuals as directors of the Company: (i) up to four nominees of Wilhelmsen (at least one of whom must be independent); (ii) up to four nominees of Cruise Associates (at least one of whom must be independent); and (iii) one nominee who must be Richard D. Fain or such other individual who is then employed as the Company's chief executive officer. In connection with the Company's acquisition of Celebrity Cruise Lines Inc. ("Celebrity"), Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of the election of one additional director to be nominated by Archinav Holdings, Ltd., a former shareholder of Celebrity, for a specified period until 2004. In addition, until either of them should decide otherwise, Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of Edwin W. Stephan and William K. Reilly as directors of the Company.

     Of the persons nominated for election as directors at the 2001 Annual Meeting, Wilhelmsen has nominated Tor Arneberg and Jannik Lindbaek and Cruise Associates has nominated Thomas J. Pritzker. Of the directors continuing in office, Wilhelmsen nominated Arvid Grundekjoen and Arne Wilhelmsen, Cruise Associates nominated Bernard W. Aronson, Laura Laviada and Eyal Ofer and Archinav Holdings, Ltd. nominated John D. Chandris.

                       PROPOSAL 1: ELECTION OF DIRECTORS

                        DIRECTORS STANDING FOR ELECTION

     The Board of Directors is currently divided into three classes. The current term of office of directors in Class II expires at the 2001 Annual Meeting. The Board of Directors proposes that the nominees described below, all of whom are currently serving as Class II directors, be elected for a new term of three years and until their successors are duly elected and qualified.

     Each of the nominees has consented to serve as a director. If any of them become unavailable to serve as a director, the Board may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee named by the Board.

     The directors standing for election are:

CLASS II

     Tor Arneberg, 72, has served as a Director since November 1988. Mr. Arneberg is a senior advisor and has served as an Executive Vice President of Nightingale & Associates, a management consulting company, since 1982. From 1975 until 1982, Mr. Arneberg co-founded and operated AgTek International, a company involved in the commercial fishing industry. Prior thereto, Mr. Arneberg was director of marketing for Xerox Corporation. He is an executive trustee and vice president of the American Scandinavian Foundation and received a silver medal in the 1952 Summer Olympics in Helsinki, Finland as a member of the Norwegian Olympic Yachting Team. Mr. Arneberg is Chairman of the Company's Audit, Compensation and Stock Option Committees.

     Jannik Lindbaek, 62, has served as a Director since May 1999. From 1994 until 1999, Mr. Lindbaek served as Executive Vice President of International Finance Corp., Washington, D.C. International Finance Corp. is the private sector arm of the World Bank Group and makes equity investments and loans to private sector projects in developing countries. From 1986 until 1994, Mr. Lindbaek served as President and Chief Executive Officer of Nordic Investment Bank, Helsinki, Finland, a multilateral financial institution owned by the five Nordic countries. From 1976 through 1985, Mr. Lindbaek served as President and Chief Executive Officer of Storebrand Insurance Co., Oslo, Norway, the largest insurance group in Norway. Mr. Lindbaek is a director of Vital Life Insurance Co., Anders Wilhelmsen & Co AS and Chairman of the Board (non-executive) of Den norske Bank. Mr. Lindbaek also serves on the International Advisory Boards of The Chubb Corporation and the East African Development Bank and is Chairman of the Bergen Festival of Music and Drama, Bergen, Norway. Mr. Lindbaek serves on the Company's Audit Committee.

     Thomas J. Pritzker, 50, has served as a Director since February 1999. Mr. Pritzker is Chairman and CEO of The Pritzker Organization and a partner in the law firm of Pritzker & Pritzker. He is Chairman and CEO of Hyatt Corporation and Hyatt International. Mr. Pritzker is also a founder and Director of First Health Corporation where he is also Chairman of the Executive Committee. First Health Corporation is a publicly traded company engaged in the managed care industry. Mr. Pritzker is a member of the Board of Trustees of the University of Chicago and the Art Institute of Chicago where he is Chairman of the Committee on Asian Art.

     Edwin W. Stephan, 69, has served as a Director since January 1996. From the inception of Royal Caribbean Cruise Line in 1968 through 1995, Mr. Stephan served as President or General Manager of the Company. Mr. Stephan has been involved in the cruise industry for over 30 years.

     The election of each of the nominees to the Board of Directors requires the approval of a majority of the votes cast at the Annual Meeting.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

                         DIRECTORS CONTINUING IN OFFICE

CLASS III DIRECTORS.

     The following Class III directors are serving for a term ending in 2002:

     Laura Laviada, 50, has served as a Director since July 1997. From 1995 through 2000, Ms. Laviada was the President and Chief Executive Officer of Editorial Televisa, the largest Spanish language magazine publisher in the world with 40 titles distributed throughout 19 countries. In October 2000, Ms. Laviada sold her equity interest in the company and is currently starting a non-profit organization to provide credit and micro-enterprise training for women in Mexico.

     Eyal Ofer, 50, has served as a Director since May 1995. Mr. Ofer has served as the Chief Executive Officer of Carlyle M.G. Limited since May 1991. Mr. Ofer serves on the Company's Environmental Committee.

     William K. Reilly, 61, has served as a Director since January 1998. Mr. Reilly is the chief executive officer of Aqua International Partners, an investment group that finances water purification in developing countries. From 1989 to 1993, Mr. Reilly served as the Administrator of the U.S. Environmental Protection Agency. He has also previously served as the Payne Visiting Professor at Stanford University's Institute of International Studies, president of World Wildlife Fund and of The Conservation Foundation, executive director of the Rockefeller Task Force on Land Use and Urban Growth and Chairman of the Natural Resources Council of America. He is Chairman of the Board of Directors of World Wildlife Fund and serves on the Board of Trustees of the American Academy in Rome, the National Geographic Society, the Packard Foundation and the Presidio Trust. He also serves as a director of Dupont, Conoco and Evergreen Holdings. Mr. Reilly is Chairman of the Company's Environmental Committee.

     Arne Wilhelmsen, 71, has served as a Director since 1968. Mr. Wilhelmsen, one of the founders of Royal Caribbean Cruise Line, is a principal and Chairman of the Board of A. Wilhelmsen AS and board member in Anders Wilhelmsen & Co. AS. Mr. Wilhelmsen has been involved in the shipping industry for over 40 years.

CLASS I DIRECTORS.

     The following Class I directors are serving for a term ending in 2003:

     Bernard W. Aronson, 54, has served as a Director since July 1993. Mr. Aronson is currently Managing Partner of ACON Investments, LLC. Prior to that he served as international advisor to Goldman, Sachs & Co. From June 1989 to July 1993, Mr. Aronson served as Assistant Secretary of State for Inter-American Affairs. Prior thereto, Mr. Aronson served in various positions in the private and government sectors. Mr. Aronson is a member of the Council on Foreign Relations. Since January 1998, Mr. Aronson has served as a director of Liz Claiborne, Inc. Mr. Aronson serves on the Company's Audit, Compensation and Stock Option Committees.

     John D. Chandris, 50, has served as a Director since July 1997. Mr. Chandris is Chairman of Chandris (UK) Limited, a shipbrokering office based in London, England. Until September 1997, Mr. Chandris also served as Chairman of Celebrity Cruise Lines Inc. Mr. Chandris is a director of Leathbond Limited, a U.K. real estate company, and serves on the Board of the classification society, Lloyd's Register. Mr. Chandris serves on the Company's Environmental Committee.

     Richard D. Fain, 53, has served as a Director since 1981 and as Chairman and Chief Executive Officer of the Company since 1988. Mr. Fain is Chairman of the International Council of Cruise Lines, an industry trade organization. Mr. Fain has been involved in the shipping industry for 25 years. He serves on the Company's Stock Option Committee.

     Arvid Grundekjoen, 45, has served as a Director since November 2000. Mr. Grundekjoen has served as Chief Executive Officer of Awilco ASA, a public shipping company, since 1992. He is also Managing Director of Anders Wilhelmsen & Co. AS and serves as Chairman of the supervisory boards of Linstow ASA, AS Investa, IT Fornebu Eiendom AS and Creati AS. Mr. Grundekjoen has previously served as President of Teamco, a data processing and information technology company.

   PROPOSAL 2: APPROVAL OF AMENDMENT TO THE 1995 INCENTIVE STOCK OPTION PLAN

     The Company's 1995 Incentive Stock Option Plan (the "ISO Plan") grants authority to the Stock Option Committee of the Board of Directors (the "Committee") to grant up to 3,700,000 options to purchase the Company's common stock to officers and other key employees designated by the Committee. As of March 14, 2001, there were 116,846 options available for grant by the Committee. Under the ISO Plan, options are granted at an option price per share fixed by the Committee, but not less than the fair market value of the common stock on the date of grant. The options are subject to a vesting schedule. The vesting schedule is subject to immediate acceleration in the event of an option holder's death or disability while an employee or otherwise at the discretion of the Committee. The ISO Plan is intended to qualify as an "Incentive Stock Option Plan" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

     Subject to approval by the shareholders of the Company, the Board of Directors has approved an amendment to the ISO Plan to increase the number of shares of common stock available for grant of options under the ISO Plan from 3,700,000 to 6,700,000 shares.

     The approval of the amendment to the ISO Plan requires the approval of a majority of the votes cast at the Annual Meeting.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE ISO PLAN.

        PROPOSAL 3: APPROVAL OF AMENDMENT TO THE 2000 STOCK OPTION PLAN

     The Company's 2000 Stock Option Plan (the "2000 Plan") grants authority to the Stock Option Committee of the Board of Directors (the "Committee") to grant up to 8,000,000 options to purchase the Company's common stock to directors, officers and other key employees designated by the Committee. As of March 14, 2001, there were 3,722,400 options available for grant by the Committee. Under the 2000 Plan, options are granted at an option price per share fixed by the Committee, but not less than the fair market value of the common stock on the date of grant. The options are subject to a vesting schedule. The vesting schedule is subject to immediate acceleration in the event of an option holder's death or disability while an employee or otherwise at the discretion of the Committee. The 2000 Plan is not qualified as an "Incentive Stock Option Plan" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

     Subject to approval by the shareholders of the Company, the Board of Directors has approved an amendment to the 2000 Plan to increase the number of shares of common stock available for grant of options under the 2000 Plan from 8,000,000 to 13,000,000 shares.

     The approval of the amendment to the 2000 Plan requires the approval of a majority of the votes cast at the Annual Meeting.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE 2000 PLAN.

                                 OTHER MATTERS

     The Board of Directors has no knowledge of any other matters which may come before the Annual Meeting. If any other matters shall properly come before the meeting, the persons designated as proxies will have discretionary authority to vote the shares thereby represented in accordance with their best judgment.

                           PROPOSALS OF SHAREHOLDERS

     Proposals of shareholders intended to be presented at the Company's next annual meeting of shareholders must be received by the Secretary of the Company no later than January 18, 2002 at the Company's executive offices: 1050 Caribbean Way, Miami, Florida 33132

                                          Michael J. Smith,
                                          Secretary

Dated: March 30, 2001

                                                                 DOCUMENT NO. 2
























                            - FOLD AND DETACH HERE -
--------------------------------------------------------------------------------

                          ROYAL CARIBBEAN CRUISES LTD.
PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 14, 2001

         The undersigned hereby appoints Richard D. Fain and Richard J. Glasier, and each of them, as the undersigned's attorneys and agents to vote as Proxy for the undersigned, as herein stated, at the annual meeting of shareholders of Royal Caribbean Cruises Ltd. to be held at the Hyatt Regency, Miami, Florida on Monday, May 14, 2001 at 9:00 A.M., local time, and at any adjournment or postponement thereof, according to the number of votes the undersigned would be entitled to vote if personally present, on the proposals set forth below and in accordance with their discretion on any other matters that may properly come before the meeting or any adjournments or postponements thereof. The undersigned hereby acknowledges receipt of the Notice and Proxy Statement, dated March 30, 2001, and Annual Report to Shareholders for 2000.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE FOLLOWING
                                   PROPOSALS.

1.  Election of Class II Directors

For the election of Tor Arneberg, Jannik Lindbaek, Thomas J. Pritzker and Edwin
W. Stephan.

       [ ]  FOR ALL NOMINEES LISTED               [ ]  WITHHOLD AUTHORITY
            (Except as marked to the contrary)         to vote for all nominees
                                                       listed

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, WRITE THAT NOMINEE'S NAME IN THE SPACE PROVIDED BELOW.

--------------------------------------------------------------------------------

2. Approval of amendment to the 1995 Incentive Stock Option Plan increasing the number of shares reserved for issuance under Plan from 3,700,000 to 6,700,000.

         [ ]  FOR          [ ]  AGAINST               [ ]  ABSTAIN

3. Approval of amendment to the 2000 Stock Option Plan increasing the number of shares reserved for issuance under Plan from 8,000,000 to 13,000,000.

         [ ]  FOR          [ ]  AGAINST               [ ]  ABSTAIN

                          (continued on reverse side.)

                            - FOLD AND DETACH HERE -




(continued from other side)

         THE SHARES COVERED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATIONS ARE MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSALS.

         Please sign exactly as your name appears on this Proxy. If acting as executor, administrator, trustee, guardian, etc., you should so indicate when signing. If a corporation, please sign the full corporate name by duly authorized officer. If a partnership, please sign the full partnership name by authorized person. If shares are held jointly, each shareholder named should sign.


                                    PLEASE FILL IN, DATE, SIGN AND RETURN THIS
                                    PROXY IN THE ACCOMPANYING ENVELOPE. NO
                                    POSTAGE IS REQUIRED IF RETURNED IN THE
                                    ACCOMPANYING ENVELOPE AND MAILED IN THE
                                    UNITED STATES.

                                    Dated:                                , 2001
                                          --------------------------------


                                    --------------------------------------------
                                    Signature

                                    --------------------------------------------
                                    Signature

                                   PLEASE SIGN AND DATE HERE AND RETURN PROMPTLY